Exhibit 99.1
Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Profit / (Loss) and Comprehensive (Loss) / Income

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Product revenue, net	3	49,719	33,252	137,285	64,926
Pre-product revenue, net	3	—	3,051	—	9,588
Total revenue from sale of therapies		49,719	36,303	137,285	74,514
Collaboration revenue	3	1,769	4,896	6,508	21,161
Total revenue		51,488	41,199	143,793	95,675

Cost of product revenue		(220)	(63)	(1,284)	(345)
Research and development expenses		(31,679)	(23,301)	(88,895)	(62,032)
Selling and administrative expenses	4	(20,288)	(11,663)	(87,473)	(50,579)
Operating (loss) / profit		(699)	6,172	(33,859)	(17,281)

Finance income	5	4,091	597	10,049	725
Finance costs		(1,632)	(1,785)	(4,817)	(4,515)
Net finance income / (costs)		2,459	(1,188)	5,232	(3,790)

Profit / (loss) before taxation		1,760	4,984	(28,627)	(21,071)
Income tax credit / (charge)	6	144	1,244	(243)	5,050
Profit / (loss) for the period		1,904	6,228	(28,870)	(16,021)

Other comprehensive loss
Other comprehensive loss that is or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(2,603)	(1,730)	(1,169)	(1,848)
Total other comprehensive loss for the period		(2,603)	(1,730)	(1,169)	(1,848)

Total comprehensive (loss) / income for the period		(699)	4,498	(30,039)	(17,869)
Basic earnings / (loss) per share - £	7	0.04	0.13	(0.59)	(0.36)
Diluted earnings / (loss) per share - £	7	0.04	0.12	(0.59)	(0.36)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

	Notes	September 30, 2023 £’000	December 31, 2022 £’000
Non-current assets
Property, plant and equipment	8	8,025	6,472
Intangible assets		1,589	410
Right of use assets		25,832	25,173
Other non-current assets		8,846	7,342
Deferred tax asset	6	4,135	4,240
Total non-current assets		48,427	43,637
Current assets
Inventory		1,857	943
Trade and other receivables	9	49,880	46,711
Tax receivable	6	—	11,688
Cash and cash equivalents		363,955	332,539
Total current assets		415,692	391,881
Total assets		464,119	435,518
Equity
Share capital	10	99	97
Share premium		146,205	123,751
Foreign currency translation reserve		(4,266)	(3,097)
Other reserves		337,847	337,847
Share-based payment reserve	11	101,781	81,411
Accumulated deficit		(290,123)	(261,253)
Total equity		291,543	278,756
Non-current liabilities
Non-current accruals		2,531	1,479
Interest-bearing loans and borrowings		38,484	39,500
Deferred revenue	3	4,331	4,331
Lease liabilities		29,469	28,248
Provisions		153	114
Total non-current liabilities		74,968	73,672
Current liabilities
Trade and other payables	12	93,135	75,076
Corporation tax liability	6	367	—
Interest-bearing loans and borrowings		1,024	-
Deferred revenue	3	1,602	6,408
Lease liabilities		1,445	1,555
Provisions		35	51
Total current liabilities		97,608	83,090
Total liabilities		172,576	156,762
Total equity and liabilities		464,119	435,518

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2023		97	123,751	(3,097)	81,411	337,847	(261,253)	278,756
Loss for the period		—	—	—	—	—	(28,870)	(28,870)
Other comprehensive loss		—	—	(1,169)	—	—	—	(1,169)
Total comprehensive loss for the period		—	—	(1,169)	—	—	(28,870)	(30,039)
Exercise of share options	10, 11	2	22,454	—	—	—	—	22,456
Equity-settled share-based payment transactions	11	—	—	—	20,370	—	—	20,370
At September 30, 2023		99	146,205	(4,266)	101,781	337,847	(290,123)	291,543

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2022		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the period		—	—	—	—	—	(16,021)	(16,021)
Other comprehensive loss		—	—	(1,848)	—	—	—	(1,848)
Total comprehensive loss for the period		—	—	(1,848)	—	—	(16,021)	(17,869)
Exercise of share options		1	4,535	—	—	—	—	4,536
Capital reduction in Group's parent company		—	(213,043)	—	—	(48,320)	261,363	—
Issue of share capital		7	116,417	—	—	—	—	116,424
Equity-settled share-based payment transactions	11	—	—	—	20,181	—	—	20,181
At September 30, 2022		96	120,147	(1,759)	74,538	337,847	(236,050)	294,819

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine Months Ended September 30,
	Notes	2023 £’000	2022 £’000
Cash flows from operating activities
Loss for the period		(28,870)	(16,021)
Adjustments for:
Equity settled share-based payment expense	11	20,370	20,181
Depreciation		3,969	4,794
Net finance (income) / costs		(5,232)	3,790
Foreign exchange movements		(550)	(20,498)
Other		11	(1)
Income tax charge / (credit)		243	(5,050)
Working capital adjustments:
Increase in trade and other receivables and other non-current assets		(4,894)	(25,021)
Increase in trade and other payables		18,717	27,501
Decrease in current and non-current deferred revenue		(4,806)	(20,177)
Other working capital movements		175	(807)
Cash used in operations		(867)	(31,309)
R&D tax credits received	6	12,566	—
Taxation paid	6	(180)	(614)
Net cash from / (used in) operating activities		11,519	(31,923)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment		—	5
Purchase of property, plant and equipment		(3,776)	(869)
Purchase of intangible assets		(1,178)	—
Interest income receipts		9,407	725
Net cash flows from / (used in) investing activities		4,453	(139)
Cash flows from financing activities
Gross proceeds from issue of share capital		—	116,812
Costs from issue of share capital		—	(388)
Exercise of share options	10, 11	22,456	4,536
Interest paid		(5,077)	(3,050)
Repayment of lease liabilities		(1,117)	(2,265)
Net cash flows from financing activities		16,262	115,645
Increase in cash and cash equivalents		32,234	83,583
Net foreign exchange difference on cash held		(818)	25,720
Cash and cash equivalents at beginning of the period		332,539	237,886
Cash and cash equivalents at end of the period		363,955	347,189

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited, Immunocore GmbH, and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021, following its initial public offering (“IPO”). The IPO and concurrent private placement generated net proceeds of £210,985,000 ($286,887,000) after underwriting discounts, commissions and directly attributable offering expenses. In July 2022, the Company raised net proceeds of £116,424,000 ($139,515,000) through the sale of its ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In 2022, the Group received approval for its lead product, KIMMTRAK, for the treatment of unresectable metastatic uveal melanoma from the U.S. Food and Drug Administration the European Commission and other health authorities. KIMMTRAK is now approved in over 35 countries and the Group has commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where it has received approval.

2. Significant accounting policies

Basis of preparation and statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The accounting policies, including the Group’s Critical accounting estimates, applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 1, 2023 (the “Annual Report”).

The unaudited condensed consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors (the “Board”) on November 7, 2023, and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer.

Adoption of new accounting standards

There have been no new accounting standards adopted by the Group in the three and nine months ended September 30, 2023 which have had a material impact on these unaudited condensed consolidated interim financial statements. There are no standards issued but not yet effective that the Group expects to have a material impact on its financial statements.

Going concern

The Group reported cash and cash equivalents of £363,955,000 and net current assets of £318,084,000 at September 30, 2023, with an operating loss for the three and nine months ended September 30, 2023 of £699,000 and £33,859,000 respectively, and net cash from operating activities for the nine months ended September 30, 2023 of £11,519,000. The positive operational cash inflow was largely due to R&D tax credits received, and generated net product revenue of £49,719,000 and £137,285,000 for the three and nine months ended September 30, 2023, respectively.

In assessing the going concern assumptions, management has undertaken an assessment of the current business and strategy forecasts covering a twelve month period, which includes anticipated KIMMTRAK revenue. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK sales. As part of considering the downside risks, the Board has considered the impact of the current macroeconomic environment, such as the effects of pandemics or epidemics and other potential economic impacts including the war in Ukraine and the conflict between Hamas and Israel, and related geopolitical tensions, as well as global inflation, liquidity concerns at banks and financial institutions, capital market instability, interest and exchange rate fluctuations, and increases in commodity, energy and fuel prices as well as supply chain disruptions. The Board has concluded that while these may have a future impact on the Group’s business and implementation of its strategy and plans, it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Group is not aware of any specific event or circumstance that would require the Group to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Group’s financial statements.

Given the current cash position and the assessment performed, the Board believes that the Group will have sufficient funds to continue to meet its liabilities as they fall due for a period of at least twelve months from the date of issue of these unaudited condensed consolidated interim financial statements and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to additional operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period. The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or the period of revision and future periods if this revision affects both current and future periods.

Judgments and estimates made, including Critical accounting estimates, together with the Group’s significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2022, and are presented in the Group’s Annual Report. There have been no significant updates to the Group’s estimates and accounting policies for the three and nine months ended September 30, 2023.

Segmental reporting

The Group operates in one operating segment. The Group’s chief operating decision maker, its Chief Executive Officer, manages the Group’s operations on an integrated basis for the purposes of allocating resources.

3. Revenue

Revenue is presented by type, and net of deductions in the table below.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023 £’000	2022 £’000	2023 £’000	2022 £’000

Product revenue, net	49,719	33,252	137,285	64,926
Pre-product revenue, net	—	3,051	—	9,588
Total revenue from sale of therapies	49,719	36,303	137,285	74,514
Collaboration revenue
Eli Lilly	—	—	—	7,361
Genentech	1,769	4,896	6,508	13,800
Total collaboration revenue	1,769	4,896	6,508	21,161
Total revenue	51,488	41,199	143,793	95,675

Eli Lilly and Genentech are based in the United States. Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
United States	34,500	22,508	96,845	48,327
Europe	15,012	13,034	39,529	25,423
Rest of World	207	761	911	764
Total revenue from sale of therapies	49,719	36,303	137,285	74,514

Product revenue, net

During the three and nine months ended September 30, 2023, the Group recognized £49,719,000 and £137,285,000 of net product revenue, respectively, relating to the sale of KIMMTRAK primarily in the United States and Europe following marketing approvals in 2022 and subsequent commercial launches. Revenue is presented after estimated deductions for rebates, chargebacks, other customer fees and returns.

Pre-product revenue, net

There was no pre-product revenue during the three and nine months ended September 30, 2023, following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. In the three and nine months ended September 30, 2022, the Group recognized £3,051,000 and £9,588,000 of net pre-product revenue, respectively, relating to the sale of tebentafusp under a compassionate use and early access program in France after estimated deductions for rebates and returns.

Genentech Collaboration

During the three and nine months ended September 30, 2023, the Group recognized £1,769,000 and £6,508,000 of revenue, respectively, relating to the 2018 Genentech agreement and IMC-C103C (for the three and nine months ended September 30, 2022: £4,896,000 and £13,800,000).

In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs, except for our equal share of the wind-down costs of the IMC-C103C Phase 1 clinical trial.

Eli Lilly Collaboration

During the three and nine months ended September 30, 2023, the Group recognized no revenue relating to the Eli Lilly Collaboration (for the three and nine months ended September 30, 2022: £nil and £7,361,000, respectively).

The Group released the remaining deferred revenue attributed to the third target under the Eli Lilly Collaboration after the parties agreed to terminate the agreement with Eli Lilly during the three months ended March 31, 2022.

Deferred revenue

Of the total revenue recognized during the three and nine months ended September 30, 2023, £1,602,000 and £4,806,000, respectively, was included in deferred revenue at January 1, 2023. No collaboration revenue was recognized in the three and nine months ended September 30, 2023 relating to performance obligations satisfied in previous years (for the three and nine months ended September 30, 2022: £nil). The remaining current deferred revenue as at September 30, 2023 relates to the Genentech agreement. The Group expects to recognize this remaining revenue within the next year.

Non-current deferred revenue in the unaudited condensed consolidated interim statement of financial position as at September 30, 2023 and December 31, 2022, respectively, relates to the Group’s non-refundable payment of £4,331,000 received from Medison Pharma Ltd (“Medison”) in the year ended December 31, 2022. The Group expects to recognize revenue for this combined performance obligation of supplying KIMMTRAK and granting Medison the exclusive right to distribute KIMMTRAK in South America with the sale of products following regulatory approval in South America. The Group estimates that Product revenue recognition of this Non-current deferred revenue will commence later than September 30, 2024.

4. Selling and administrative expenses

There were £9,298,000 of foreign exchange gains and £108,000 of foreign exchange losses, which the Group classifies within Selling and administrative expenses, for the three and nine months ended September 30, 2023, respectively, compared to gains of £15,184,000 and £24,343,000 in the three and nine months ended September 30, 2022, respectively. These gains and losses arise on a number of foreign currency items, including the translation of monetary foreign currency balances in the Group’s main operating subsidiary in the United Kingdom.

5. Finance income

Finance income increased in the three and nine months ended September 30, 2023 due to higher interest rates and higher levels of cash and cash equivalents held by the Group in the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022.

6. Income tax

Income tax credit/ (charge) is recognized at an amount determined by multiplying the profit / (loss) before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated estimated effective tax credit rate for the three months ended September 30, 2023 and effective tax rate for the nine months ended September 30, 2023 was 8.2% and 0.8% (tax credit rate for the three and nine months ended September 30, 2022: 25.0% and 24.0%). During the three and nine months ended September 30, 2023, the Company recorded a tax credit of £144,000 and a tax charge of £243,000, respectively, compared to tax credits for the three and nine months ended September 30, 2022 of £1,244,000 and £5,050,000. Historically, the Group satisfied the definition of a Small and Medium-sized Enterprise (“SME”), and was able to surrender some of its U.K. tax losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. The Group exceeded the size limit thresholds and no longer qualifies for tax relief under the U.K. SME research and development regime in 2023. The Group will continue to benefit from the U.K. large company, Research & Development Expenditure Credit (“RDEC”) regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to 1 April 2023 and 15% for expenditure incurred after this date. The Group records tax credits receivable under the SME research and development tax credit regime within income tax credit / (charge). Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from research and development expenses.

A deferred tax asset of £4,135,000 has been recognized as of September 30, 2023 (December 31, 2022: £4,240,000) primarily representing unused tax credits carried forward for one of the Group’s U.S. subsidiaries, Immunocore LLC, following an annual assessment, or periodically as required, of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

During the nine months ended September 30, 2023, the Group received U.K. tax credits of £12,566,000 relating to research and development expenditure in the year ended December 31, 2021 and 2022 (for the nine months ended September 30, 2022, no tax credits were received). During the nine months ended September 30, 2023, the Group made tax payments of £180,000 in relation to estimated U.S. corporate income taxes for 2023.

7. Basic and diluted earnings / (loss) per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Profit / (loss) for the period (£’000s)	1,904	6,228	(28,870)	(16,021)
Basic weighted average number of shares	49,134,037	46,998,420	48,671,732	44,944,827
Adjustment for stock options with dilutive effect	5,024,930	4,444,856	—	—
Diluted weighted average number of shares	54,158,967	51,443,276	48,671,732	44,944,827
Basic earnings / (loss) per share (£)	0.04	0.13	(0.59)	(0.36)
Diluted earnings / (loss) per share (£)	0.04	0.12	(0.59)	(0.36)

Basic and diluted earnings / (loss) per share is calculated by dividing the profit or loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. For the nine months ended September 30, 2023 and 2022, the dilutive effect of potential shares through equity settled transactions is considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share. For the three months ended September 30, 2023 and 2022, there were 902,650 and 88,695, respectively, ordinary shares issuable upon the exercise of options granted under the Group’s option plans excluded from the calculation for diluted earnings per share, because they are considered to be anti-dilutive.

8. Property, plant and equipment

During the three and nine months ended September 30, 2023, the Group acquired assets at a cost of £787,000 and £4,025,000, respectively, relating primarily to laboratory equipment.

9. Trade and other receivables

	September 30, 2023 £’000	December 31, 2022 £’000
Trade receivables	33,438	27,736
Other receivables	4,739	7,682
Prepayments and accrued income	11,703	11,293
	49,880	46,711

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be received in services or repaid within twelve months.

10. Share capital

Issued share capital	Ordinary	Deferred
(0.2p per share, except deferred shares which are 0.01p per share)	shares	shares
At January 1, 2023	48,088,346	5,793,501
Exercise of share options	1,349,910	—
At September 30, 2023	49,438,256	5,793,501

11. Share-based payments

During the three and nine months ended September 30, 2023 the total charge for share-based payments was £6,719,000 and £20,370,000 respectively (for the three and nine months ended September 30, 2022, £6,093,000 and £20,181,000, respectively).

The Group granted 27,360 and 2,100 options to purchase ordinary shares under the Group’s 2021 Equity Incentive Plan in the three months ended September 30, 2023 and 2022 respectively, and 769,465 and 1,365,753 options in the nine months ended September 30, 2023 and 2022, respectively. The options in both periods were valued using the Black-Scholes model, with the majority vesting over a four-year period from the date of grant, and with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years. The weighted average fair value and exercise prices of options granted is set out below.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Weighted average exercise price	59.45	37.25	63.78	25.49
Weighted average fair value	36.48	23.58	39.42	15.63

During the three and nine months ended September 30, 2023, 496,907 and 1,349,910 options with a weighted average exercise price of $21.08 and $20.78, were exercised, respectively. As at September 30, 2023, and 2022, there were 9,251,830 and 9,942,203 outstanding options of which 5,500,611 and 4,661,406 respectively, were exercisable.

12. Trade and other payables

	September 30, 2023 £’000	December 31, 2022 £’000
Trade payables	11,195	11,716
Other taxation and social security	1,187	927
Pension liability	430	34
Accruals	80,323	62,399
	93,135	75,076

Accruals as at September 30, 2023 include estimates for rebates, chargebacks, other customer fees and returns of £46,515,000 in respect of Product revenue from the sale of KIMMTRAK and Pre-product revenue from the sale of tebentafusp, compared to £24,066,000 as at December 31, 2022. Combined with the Non-current accruals in the unaudited condensed consolidated interim statement of financial position, the Group’s total accruals for such deductions from revenue were £49,046,000 as at September 30, 2023, and £25,545,000 as at December 31, 2022. The increase in these accruals reflects revenue growth in major markets and ongoing sales in Europe prior to the completion of pricing negotiations and settlement of rebates payable.

13. Events after the reporting period

In October 2023, the Group entered into a lease agreement for approximately 19,000 square feet of additional office space in Maryland, United States. Under this agreement, the Group is required to make lease payments until 2035. The lease contains early termination and extension options.